UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

April 28, 2011

To whom it may concern:

Corporate Name:	Mizuho Investors Securities Co., Ltd.
Head Office:	2-10-30, Kakigaracho, Nihonbashi Chuo-ku, Tokyo
Representative:	Katsuyoshi Ejima, President
Code Number:	8607 (TSE, OSE, NSE: 1st sections)
Contact:	Hirokazu Yoneda, General Manager Public Relations and IR, Corporate Planning Division
Phone:	+81-3-3663-5400

Announcement Regarding the Year-end Dividends (Planned)

for the Fiscal Year ended March 31, 2011

Mizuho Investors Securities Co., Ltd. (the “Company”), hereby announces that its Board of Directors, at a meeting held today, resolved with respect to the year-end dividends (resumption of dividend payments) as described below.

The actual amount of the year-end dividends will be officially determined at the ordinary general meeting of shareholders of the Company scheduled to be held in late June 2011.

1.	Description of the Year-end Dividends

	Amount decided by the Board of Directors	Dividends for the fiscal year ended March 31, 2010
Record date	March 31, 2011	March 31, 2010
Cash dividends per share	1.50 yen	0 yen
Total amount of cash dividends	1,846 million yen	0 yen
Effective date	June 30, 2011	—
Source of dividends	Retained earnings	—

(Note: The Company does not pay interim dividends.)

2.	Reasons

The Company regrettably has not made any dividend payments since the fiscal year ended March 31, 2009. As a result of concerted efforts to improve its earnings structure, the Company now foresees resumption of dividend payments.

As to the fiscal year ended March 31, 2011, in considering the earnings results, etc., the Company plans to make the payment of JPY 1.50 per share for the year-end dividends.

This press release contains forward-looking statements, including estimates and plans. Such forward-looking statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions and do not represent any guarantee of future performance. We may not be successful in implementing our business strategies, and management may fail to achieve its estimates, for a wide range of possible reasons, including, without limitation, those included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in Mizuho Financial Group Inc.’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of Mizuho Financial Group Inc.’s web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.